New America Energy Corp.
3651 Lindell Rd., Ste D#138
Las Vegas, NV 89103

July 23, 2012

Securities and Exchange Commission
Division of Corporate Finance
Attn: Pamela Long
100 F Street N.E
Washington, D.C. 20549

Re:          New America Energy Corp.
Registration Statement on Form S-l
Originally Filed June 4, 2012
File No. 333-181867

Ladies and Gentlemen

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) New America Energy Corp. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on June 4, 2012, File No. 333-181867 (the “S-1 Registration Statement”). The Company has elected to withdraw the S-1 Registration Statement after receipt of a specific comment from the Securities & Exchange Commission (the “Commission”) advising that a withdrawal of the S-1 Registration Statement was appropriate. No sales of the Company’s common stock have been or will be made pursuant to the S-1 Registration Statement. The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155.

The Company requests that in accordance with Rule 457 (p) under the Securities Act, all fees paid to the Commission in connection with the filing of the above-captioned registration statement be credited for future use. If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212

Very truly yours,
NEW AMERICA ENERGY CORP.

Sincerely,

By:	/s/ Rick Walchuk
Rick Walchuck Principal Executive Officer, Principal Financial Officer and Chairman